MEDICENNA THERAPEUTICS CORP.

2 Bloor St. W., 7th Floor

Toronto, Ontario M4W 3E2

Canada

February 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

RE:	Medicenna Therapeutics Corp.
Registration Statement on Form F-3
Filed February 17, 2023
File No. 333- 269868
Acceleration Request

Dear Mr. Crawford:

With respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Medicenna Therapeutics Corp. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to February 27, 2023, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John Rudy and Keunjung Cho of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

MEDICENNA THERAPEUTICS CORP.

/s/ Elizabeth Williams
Elizabeth Williams
Chief Financial Officer

cc:	Elizabeth Williams, Medicenna Therapeutics Corp.
John Rudy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Keunjung Cho, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.